

September 20, 2010

Weiqing Zhang
Chief Executive Officer, President and Director
China Oumei Real Estate, Inc.
Floor 28, Block C
Longhai Mingzhu Building
No. 182 Haier Road, Qingdao 266000
People's Republic of China

> **Re:** **China Oumei Real Estate, Inc. f/k/a Dragon Acquisition Corporation**
> **Amendment No. 3 to Registration Statement on**
> **Form S-1**
> **Filed August 27, 2010**
> **File No. 333-166658**

Dear Mr. Zhang:

We have reviewed Amendment No. 3 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 of our letter dated August 23, 2010. Please attribute the analysis included in your response by identifying the counsel that provided such analysis.

Capitalization, page 24

2.   The amount shown for long-term debt as of June 25, 2010 appears to be exclusive of short-term debt. Please revise your description accordingly.

Results of Operations, page 30

Comparison of the Six Months Ended June 25, 2010 and June 25, 2009, page 32

3.   We note that you attribute the figures under the column "Percentage of Completion as of
        June 25" to a third party. Please disclose the name of the third party. Please make
        similar revisions to your disclosure on page 35. Also, please tell us what consideration
        you have given to identifying the third party as an expert and filing their consent as
        exhibits to the registration statement. Refer to Section 7(a) and Rule 436 of the Securities
        Act. For further guidance, refer to Question 141.02 under the Division's Compliance and
        Disclosure Interpretations for the Securities Act.

4.   We note your responses to comments 6 and 7 and the revised column titled "% of
        revenue recognized from contract sales." Please revise to elaborate on the relevance of
        this disclosure. Does the difference between contract sales and revenues represent future
        revenues?

Business, page 46

Project Development Process, page 56

5.   We note your response to comment 10. Please revise to clarify if there are any other
        related parties under common control that have the requisite licenses to develop
        residential property.

6.   Please revise to clarify if you have acquired land use rights from an entity not related to
        Longhai Group or Antoine Cheng. If so, please disclose the process for such
        acquisitions.

7.   We note your response to comment 11 and reissue our comment. Please revise to discuss
        the typical purchase terms and how they are determined when you purchase subsidiaries
        from Longhai Group. Additionally, please clearly state whether Longhai Group has sold
        land use rights to other entities since your inception or is obligated to present land use
        rights to you for purchase. Also, please tell us why you have not included such purchases
        with your Item 404 of Regulation S-K disclosure.

8.   We note your response to comment 12 and the revised disclosure that "very few bidders"
        meet all the requirements and that you "score very high in the ranking system." Please
        revise to discuss your basis for the disclosure that "very few bidders" meet all the
        requirements. Also, revise to clarify if the reference to high scorer refers to you or
        Longhai Group.

9.   We note your response to comment 13 and the revised disclosure that Longhai Group
        "sometimes has to compete" with others for development of the public portions. Please

revise to clarify the times when Longhai Group does not have to compete for the development of the public portions, which leads to the "preferred candidate" status.

Projects in Planning, page 64

10.   Please revise to provide additional disclosure of your basis for the total sales and net profit disclosure in this subsection.

Completed Projects, page 66

11.   Please explain how you determined that the projects since inception have earned a consolidated return on investment of 113%.

History and Corporate Structure, page 75

Financing Transaction, page 76

12.   We note your response to comment 15 and await a reconciliation of the fair value assigned to the issuances of common stock (detailed in your response to comment 36 of our letter dated July 19, 2010) to your estimated offering price per share, or range, when available and the details of the significant factors contributing to the differences.

Unaudited Consolidated Statements of Income and Comprehensive Income, page F-7

13.   Please do not characterize the gain on business acquisition as revenue.

Unaudited Consolidated Statements of Cash Flows, page F-6

14.   We note that you have recorded net proceeds from issuance of common stock in the amount of $10,323,040. Based upon your balance sheet it does not appear that any common stock was issued in the six months ended June 25, 2010. If this cash inflow relates to the sale of Units in the April 14, 2010 private placement, please characterize as such and tell us why the amount recorded on the statement of cash flows does not agree to the $11,098,800 purchase price disclosed on page F-11.

15.   Please tell us why restricted cash in the Holdback Account has been characterized as a financing cash outflow.

Notes to Unaudited Consolidated Financial Statements, page F-6

16.   Please include a note describing the terms of warrants outstanding to comply with Rule 4-08(i) of Regulation S-X.

Note 14 – Long-term Debt, page F-33

17.   We note that the current portion of long-term debt has been reduced to zero while the portion due in 2011 has increased significantly. Please include a discussion of any debt that was refinanced, or otherwise explain this change.

Note 17 – Basic and Diluted Weighted Average Number of Shares, page F-35

18.   Please clarify why outstanding warrants have not been included in the calculation of diluted earnings per share.

Notes to Consolidated Financial Statements, page F-46

Note 2 – Acquisition of Subsidiaries, page F-46

19.   We note your response to comment 18. As previously requested, please clarify what is meant by the related parties' ability to "influence the Company and in effect generate or cause a capital contribution to the Company" and your determination as to whether or not a control group existed among the shareholders of Leewell and the shareholders of the entities from which you purchased the properties. As you pointed out, ASC 805-30-25-2 requires the excess of the fair value of assets acquired over the consideration paid to be recorded as a bargain purchase gain in earnings. The requirements of ASC 850-10 refer to disclosure only and do not require different accounting treatment for transactions with related parties. Given that the related parties are not shareholders of the company, it appears that amounts recorded in additional paid-in capital should be re-characterized as goodwill or gain on bargain purchase, as applicable.

Part II

Draft of Exhibit 5.1

20.   We note that counsel has opined that shares will be "duly issued." Please have counsel revise the opinion to address whether the shares will be legally issued.

21.   Please have counsel revise the opinion to provide consent to the filing of the opinion and to the use of their name.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristi Marrone at (202)551-3429 or Dan Gordon, Accounting Branch Chief, at (202)551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney/Advisor

c: Louis A. Bevilacqua, Esq. (*via facsimile*)